JUNEE LTD

March 29, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Re:	Junee Ltd
Registration Statement on Form F-1
Response dated March 26, 2024
Registration No. 333-266116

Ladies and Gentlemen:

Junee Limited (the “Company”, “Junee,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) on March 28, 2024, regarding our response letter dated March 26, 2024. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly.

Response Letter dated March 26, 2024

General

1. We note your response to prior comment 1 of our letter dated March 26, 2024. Elaborate upon why the selling shareholders acquired the shares from your controlling shareholder(s), as opposed to acquiring such shares directly from you, and how they came to be aware of Alpha Generator Limited's and/or OPS Holdings Limited's desire to transfer, sell or dispose of their shares at that time. In this regard, you state that none of the selling shareholders has a relationship with you and yet it appears that they have a relationship with your controlling shareholder(s). Tell us the following:

●	how the consideration price and number of shares transferred was determined;
●	why the transfers occurred at that time;
●	the business of the selling shareholders, in order to understand their relationship to your controlling shareholder(s);
●	whether your underwriter, Spartan Capital Securities LLC, had any role in, or direct or indirect participation in facilitating the sale of shares and why neither they nor you are requiring a lock-up arrangement, as is customary;

●	why you and the underwriter believe the you will be able to successfully place the securities to be sold in the initial public offering and facilitate the creation of a public market in your securities, despite the availability of the shares that the selling shareholders could attempt to offer and sell into such market once trading commences.

Response: We acknowledge the Staff’s comments and respectfully submit our responses as follows:

Elaborate upon why the selling shareholders acquired the shares from your controlling shareholder(s), as opposed to acquiring such shares directly from you, and how they came to be aware of Alpha Generator Limited's and/or OPS Holdings Limited's desire to transfer, sell or dispose of their shares at that time.

As of the date of this letter, our controlling shareholder, OPS Holdings Limited, holds 82.4% of our issued and outstanding ordinary shares, and Alpha Generator Limited controls OPS Holdings Limited through holding 78.71% of its shares. Our executive directors, Mr. Siu Lai So, Mr. Yuk Ki (Francis) Chan and Mr. Sai Kit (Dicky) Yip, are each a director and 33.33% owner of Alpha Generator Limited, together holding 100% of the equity interests of Alpha Generator Limited.

Rich Merchant Limited, Florita Investments Limited, Nice Honour International Investment Limited, Plenty Partner Enterprises Limited and Oasis Dragon Holdings Limited are the named selling shareholders (the “Selling Shareholders,” individually, a “Selling Shareholder”) disclosed in our registration statement on Form F-1, as amended (the “Registration Statement”). Each Selling Shareholder is a holding company 100% controlled by an individual.

Rich Merchant Limited is a Selling Shareholder registering 508,570 ordinary shares of the Company in the Registration Statement. Rich Merchant Limited, a company incorporated in Samoa in 2013 as a limited liability company, is an investment holding company which is 100% owned by Mr. Ho Wai (Howard) Tang, and Rich Merchant Limited was an 8% shareholder of Alpha Generator Limited, the controlling company of OPS Holdings Limited, prior to and until June 8, 2023. Mr. Ho Wai (Howard) Tang is a merchant engaging in the equity and property investment and money lending business. During the time when Rich Merchant Limited was still a shareholder of Alpha Generator Limited, our executive directors and the current shareholders of Alpha Generator Limited, Mr. Siu Lai So, Mr. Yuk Ki (Francis) Chan and Mr. Sai Kit (Dicky) Yip, together with Mr. Ho Wai (Howard) Tang, as the director and shareholder of Rich Merchant Limited, made various investments as business partners through Alpha Generator Limited, since Alpha Generator Limited was set up as an investment holding company, until June 8, 2023. To obtain the funds necessary for making the investments, Alpha Generator Limited took out loans from each of Florita Investments Limited, Nice Honour International Investment Limited, Plenty Partner Enterprises Limited and Oasis Dragon Holdings Limited, and the loans were documented in a series of loan agreements from August 2022 to November 2022.

Florita Investments Limited. Florita Investments Limited, a company formed in Samoa in 2013 as a limited liability company, is an investment holding company which is 100% owned by Mr. Ho Wai (Alan) Chung. Florita Investments Limited does not conduct any business other than investment holding, and Mr. Ho Wai (Alan) Chung is an experienced professional in the area of financial and securities advisory services. Mr. Ho Wai (Howard) Tang and Mr. Ho Wai (Alan) Chung, the director and shareholder of Florita Investments Limited are personal friends and have had many previous business dealings.

Nice Honour International Investment Limited. Nice Honour International Investment Limited, a business company formed in the British Virgin Islands in 2018 as a limited liability company, is an investment holding company which is 100% owned by Hoi Shuen Ng. Mr. Hoi Shuen Ng is currently retired. Mr. Ho Wai (Howard) Tang and Mr. Hoi Shuen Ng, are each acquainted with one another from many previous business interactions.

Plenty Partner Enterprises Limited. Plenty Partner Enterprises Limited, a business company formed in the British Virgin Islands in 2017 as a limited liability company, is an investment holding company which is 100% owned by Sik Chiu Ng. Mr. Sik Ciu Ng currently serves as a director at a Hong Kong listed company, Fu Shek Financial Holdings Limited (HKEX: 2263). Mr. Ho Wai (Howard) Tang and Mr. Sik Chiu Ng are acquainted and have business cooperation, as Mr. Ho Wai (Howard) Tang engages in the equity investment business and Mr. Sik Chiu Ng is a director of a Hong Kong listed company.

Oasis Dragon Holdings Limited. Oasis Dragon Holdings Limited, a company formed in Republic of Seychelles in 2013 as a limited liability company, is an investment holding company which is 100% owned by Yiu Wai Ming. Mr. Yiu Wai Ming is an ex-banker who is now operating his own business consulting, investment and money lending business. Mr. Ho Wai (Howard) Tang and Mr. Yiu Wai Ming, the director and shareholder of Oasis Dragon Holdings Limited are personal friends and have had many business interactions.

Around the middle of 2023, Mr. Ho Wai (Howard) Tang expressed to Mr. Siu Lai So, Mr. Yuk Ki (Francis) Chan and Mr. Sai Kit (Dicky) Yip, our executive directors and the directors and shareholders of Alpha Generator Limited, that he would like to have Rich Merchant Limited exit Alpha Generator Limited by selling shares in Alpha Generator Limited held by Rich Merchant Limited to each of Mr. Siu Lai So, Mr. Yuk Ki (Francis) Chan and Mr. Sai Kit (Dicky) Yip, and in return, he would obtain shares in our Company held by OPS Holdings Limited, a company controlled by Alpha Generator Limited. As part of the consideration for receiving shares in our Company, Mr. Ho Wai (Howard) Tang also agreed to use a portion of the consideration shares in our Company he was about to receive in satisfying a portion of the debts that Alpha Generator Limited incurred at that time.

As a result, on June 8, 2023, Rich Merchant Limited surrendered its 8% of shares in Alpha Generator Limited, the controlling company of OPS Holdings Limited, which is our 82.4% shareholder as of the date of this letter, to Mr. Yuk Ki (Francis) Chan, Mr. Siu Lai So, and Mr. Sai Kit (Dicky) Yip, with each receiving 2.66% of the shares in Alpha Generator Limited, and in consideration, (i) Alpha Generator Limited surrendered its 756 shares in OPS Holdings Limited, and (ii) Rich Merchant Limited acquired 687,167 ordinary shares in Junee from OPS Holdings Limited.

Around the same time, Alpha Generator Limited has been engaged in discussions with its debtors, including Florita Investments Limited, Nice Honour International Investment Limited, Plenty Partner Enterprises Limited and Oasis Dragon Holdings Limited, to discuss and determine repayment plans. Through the discussions, the controlling persons of each of Florita Investments Limited, Nice Honour International Investment Limited, Plenty Partner Enterprises Limited and Oasis Dragon Holdings Limited (together, the “Shareholder Controlling Persons” and individually, a “Shareholder Controlling Person”) learned about our Company and each of Florita Investments Limited, Nice Honour International Investment Limited, Plenty Partner Enterprises Limited and Oasis Dragon Holdings Limited agreed to accept shares in our Company from OPS Holdings Limited as a means of Alpha Generator Limited satisfying its debt obligations under the loan agreements.

Following the above-mentioned discussions, on July 18, 2023, OPS Holdings Limited transferred its 329,973 Ordinary Shares of Junee to Florita Investments Limited, its 508,570 Ordinary Shares of Junee to Nice Honour International Investment Limited, its 178,000 Ordinary Shares of Junee to Plenty Partner Enterprises Limited, and its 178,000 Ordinary Shares of Junee to Oasis Dragon Holdings Limited. Additionally, as discussed above, Rich Merchant Limited agreed to use a portion of the consideration shares in our Company it received on June 8, 2023 in satisfying a portion of the outstanding debts that Alpha Generator Limited owed. On July 18, 2023, Rich Merchant Limited transferred its 178,597 Ordinary Shares of Junee to Florita Investments Limited.

In January 2024, Alpha Generator Limited, OPS Holdings Limited, and the Selling Shareholders decided it was in the best interests of all parties involved to memorialize the above transactions in writing. On January 3, 2024, each Selling Shareholder, as the assignor, entered into a debt assignment and offset agreement with OPS Holdings Limited, as the assignee, and Alpha Generator Limited, as the debtor, pursuant to which each Selling Shareholder transferred all its rights, title and interest in the debt owed by Alpha Generator Limited to OPS Holdings Limited, to satisfy the consideration in connection with the aforementioned transfer Ordinary Shares of Junee from OPS Holdings Limited to such Selling Shareholder.

How the consideration price and number of shares transferred was determined

The total consideration price for each transfer was in the approximate amount in which Alpha Generator Limited and Rich Merchant Limited were indebted to the Selling Shareholders. The per share consideration price was negotiated among OPS Holdings Limited, Alpha Generator Limited, Rich Merchant Limited and each Shareholder Controlling Person, and Alpha Generator Limited and OPS Holdings Limited were of the view that $2.80 per share, which was determined with reference to Junee’s enterprise valuation at that time, was fair and acceptable. The number of shares transferred was determined based on the total consideration price divided by the per share consideration price.

Why the transfers occurred at that time

The transfers occurred in June and July of 2023 as a result of (i) the exit of Richard Merchant Limited from Alpha Generator and (ii) discussions among Alpha Generator Limited, OPS Holdings Limited, and the Selling Shareholders regarding the debt settlement, as discussed above.

The business of the selling shareholders, in order to understand their relationship to your controlling shareholder(s)

Each Selling Shareholder is an investment holding company and do not conduct any business other than investment holding, and the business of each Shareholder Controlling Person is set forth above under the background information.

Whether your underwriter, Spartan Capital Securities LLC, had any role in, or direct or indirect participation in facilitating the sale of shares and why neither they nor you are requiring a lock-up arrangement, as is customary

We respectfully advise the Staff that our underwriter, Spartan Capital Securities LLC (“Spartan”), did not have any role in, or direct or indirect participation in facilitating the sale of shares. The Company did not require a lock-up, because (i) we would like to provide flexibility for the Selling Shareholders to exit upon our initial public offering, and (ii) the number of shares held by each Selling Shareholder is less than 5% of the outstanding shares of the Company, the resale of which the Company believes is less likely to cause fluctuations in the market price of our ordinary shares following the initial public offering. Spartan suggested a lock-up arrangement for all or a portion of the resale shares. However, since Spartan will only underwrite the primary shares, i.e. “the IPO shares” but not the resale shares, the Company believes it is not necessary to have such lock-up based on the reasons stated above. In addition, according to the engagement letter between Spartan and the Company, it only requires lock-ups to the shares by the Company, directors, officers, and holders of 5% or more shareholders of the Company, which we believed aligns with the practices of many other issuers of our size and seemed customary and reasonable to us.

Why you and the underwriter believe that you will be able to successfully place the securities to be sold in the initial public offering and facilitate the creation of a public market in your securities, despite the availability of the shares that the selling shareholders could attempt to offer and sell into such market once trading commences

We respectfully advise the Staff that the potential investors of the initial public offering are aware of the resale as disclosed in the Form F-1, of which resale prospectus is a part. Spartan and the syndicate selling group currently have received the expressed interest and demand for approximately 2 million shares at a price between $4-$6 as disclosed in the Registration Statement so far but there can be no assurance the public offering will have the necessary demand to go public. If sufficient demand remains in place, the overallotment option will be an important component during the IPO to provide stability to the stock price. Each of the Company and Spartan is not currently aware of imminent sellers amongst the Selling Shareholders.

* * *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions or further comments regarding this submission, please do not hesitate to contact our legal counsel, Ying Li, Esq. at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Sai Kit (Dicky) Yip
Name:	Sat Kit (Dicky) Yip
Title:	Executive Director

Lisa Forcht, Esq.

Hunter Taubman Fischer & Li LLC